03 MAR 11 AM 7:21

March 6, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northv
Washington, DC 20549
U.S.A.

03007274

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 6, 2003, (Revision of current term business performance forecast and year-end dividend)

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

3/11

Sumitomo Metal Industries, Ltd.
March 6, 2003

## Revision of current term business performance forecast and year-end dividend

1. Revision of business performance in the current term to March 2003

I wish to inform you that the non-consolidated business performance forecast for the period ending March 2003 (April 1, 2002 to March 31, 2003) published in the interim closing report on November 21 last year has been revised. The consolidated business performance forecast will not be revised.

Non-consolidated figures (units: billion yen)

| | Sales | Recurring profit | Net income |
|---|---|---|---|
| Current outlook (published March 6, 2003) | 720 (approx.) | 28 (approx.) | 11 (approx.) |
| Previous outlook (Published November 21, 2002) | 700 (approx.) | 24 (approx.) | 11 (approx.) |
| (Reference) Actual figures for the previous period | 772.8 | 1.0 | (119.4) |

(Reference: consolidated figures) (units: billion yen)

| | Sales | Recurring profit | Net income |
|---|---|---|---|
| Figures already announced (Published November 21, 2002) | 1,240 (approx.) | 40 (approx.) | 17 (approx.) |
| (Reference) Actual figures for the previous period | 1,349.5 | 0.7 | (104.7) |

2. Reason for the revision

Sales figures are expected to increase as a result of both an improvement in sales prices and an increase in the number of sales. Recurring profit is expected to improve by 4 billion yen over the previous forecast, to reach 28 billion yen. No change in net income is expected, due to losses arising from revaluations of the stock value in the wake of a decline in share prices.

3. Dividend

Subject to our generating distributable profits sufficient to pay a dividend, the Directors decided at a meeting of the Board today to propose to the Annual General Shareholders' Meeting that a dividend payment of 1.5 yen per share be made.

(Reference: outstanding borrowing)

Consolidated outstanding borrowing as of the end of March 2003 is expected to decline by approximately 200 billion yen over the corresponding figure at the end of the previous period due to the reduction of assets, to around 1,450 billion yen.

Note: Figures in parentheses are consolidated targets in the interim plan.

(units: billion yen)

| | End of March 2002 | End of March 2003 | Reduction | |
|---|---|---|---|---|
| | | | | Portion due to reduction of assets |
| | | (1,460) | | (150) |
| Consolidated | 1,648.7 | 1,450 (approx.) | Around 200 | 160 (approx.) |
| Non-consolidated | 1,123.3 | Less than 1,000 | Around 120 | 120 (approx.) |

The consolidated cash balance at the end of the period is expected to be approximately 100 billion yen.

## Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1.Nationwide crude steel production volume
Forecast for the FY2003 approximately 110 million ton

2. Operating profit

(100 million yen)

| | The first half of FY2002 results | FY 2002 results | The first half of FY2003 results | FY 2003 results Forecast |
|---|---|---|---|---|
| Consolidated | 161 | 400 | 270 | Approximately 700 |
| Non-Consolidated | 118 | 324 | 190 | Approximately 460 |

3. Average price of steel products (Non-consolidated)
Results for the first half of FY2002 64.4 thousand yen / ton
Results for the second half of FY2002 67.6 thousand yen / ton
Results for the FY2002 65 9 thousand yen / ton
Results for the first half of FY2003 63.9 thousand yen / ton
Forecast for the second half of FY2003 approximately 64 thousand yen / ton
Forecast for the FY2003 approximately 64 thousand yen / ton

4.Our company's crude steel production volume (Non-Consolidated)
Results for the first half of FY2002 5.15 million ton
Results for the FY2002 9.79 million ton
Results for the first half of FY2003 5.36 million ton
Forecast for the FY2003 10.80 million ton

5.Export ratio (Non-Consolidated Total for whole company by monetary value)
Results for the first half of FY2002 36%
Results for the second half of FY2002 35%
Results for the FY2002 36%
Results for the first half of FY2003 37%
Forecast for the second half of FY2003 approximately 32%
Forecast for the FY2003 approximately 35%

6.Extraordinary profit (loss) (Consolidated)

(100 million yen)

| | Forecast for the FY2003 |
|---|---|
| Change for transitional obligations for employees' retirement benefits | Approximately (70) |
| Profit and loss on sales of investment securities and Loss on devaluation of investment securities | Approximately (80) |
| Profit and loss incurred with business reorganization | Approximately 50 |
| Reversal of reserve for rebuilding furnaces | Approximately 65 |
| Loss on disposal of property, plant and equipment and other assets and other | Approximately (65) |
| Total | Approximately (100) |

7.Exchange rate

Results for the first half of FY2003 123 yen/$
Forecast for the second half of FY2003 approximately 121 yen/$
Forecast for the FY2003 approximately 122 yen/$

8. Effect on profits of yen appreciation by one yen (Consolidated)
approximately 1 billion yen per year

9. Effect on profits of reductions in costs (Non-Consolidated)
From FY2002 to FY2003 approximately 44 billion yen

10.Segment information

(100 million yen)

| | Results for the FY2002 | | Forecast for the FY2003 | |
|---|---|---|---|---|
| | Sales | Operating profit (loss) | Sales | Operating profit (loss) |
| Steel | 9,385 | 504 | Approximately 9,550 | Approximately 620 |
| Engineering | 967 | 1 | Approximately 850 | Approximately (10) |
| Electronics and information services | 1,696 | (156) | Approximately 800 | Approximately 10 |
| Other | 1,445 | 61 | Approximately 1,200 | Approximately 80 |